EX-FILING FEES

Calculation of Filing Fee Table

SC TO-I

(Form Type)

THE GABELLI EQUITY TRUST INC.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$81,000,000(1)	0.0001476%	$11,955.60(2)
Fees Previously Paid
Total Transaction Valuation	$81,000,000(1)
Total Fees Due for Filing			$11,955.60
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$11,955.60

(1)	Calculated as the aggregate maximum purchase price for Auction Rate Preferred Shares that could be purchased in the tender offer, based upon a purchase price equal to 90.0% of the liquidation preference of $25,000 per Auction Rate Preferred Share (i.e., $22,500 per share).
(2)	Calculated at $147.60 per $1,000,000 of the Transaction Value.